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                                                                       EXHIBIT 6


                        [FAGAN CAPITAL, INC. LETTERHEAD]


November 27, 2001

The Special Committee of Quizno's Corporation
c/o The Quizno's Corporation
1415 Larimer Street
Denver, Colorado 80202
Attn: Mark Bromberg

Gentlemen:

                  In light of the Special Committee's responses to our earlier proposal, dated September 21, 2001, Fagan Capital, Inc. ("FCI") hereby renews its proposal on the following terms:

                  1. The current merger would be amended to provide for a cash consideration to minority holders of $9.50 per share of Quizno's common stock.

                  2. The merger would be non-coercive, allowing holders to continue to be shareholders of the surviving company following the merger.

                  3. FCI would fund the purchase price for the minority shares and receive a number of newly-issued shares of the surviving company's common stock equal to the number of shares that the minority holders of Quizno's common stock elected to cash out in the merger.

                  4. FCI's offer would not be contingent on any put option.

                  5. FCI stands ready to pay at least $10.63 per share if Quizno's is willing to grant FCI a fair market value put option with appropriate protective provisions along the lines previously proposed. In the alternative, FCI is also willing to pay $15.00 per share for all of the outstanding equity of Quizno's, subject to obtaining satisfactory financing and necessary regulatory approvals and consents, as well as other standard closing conditions.

                  The foregoing proposal is subject to reaching a mutually satisfactory definitive agreement providing for standard terms. FCI is willing to move expeditiously to a definitive agreement and closing.


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                  As provided in FCI's October 2, 2001 letter, FCI has proven to the Special Committee its ability to finance its proposal through funds it manages.

                  This proposal has been structured to minimize the delay in consummating the merger. FCI would also be willing to proceed using another structure, such as a tender offer, approved and recommended by the Quizno's Special Committee.

                  The proposal set forth in this letter eliminates the Special Committee's only stated bar to approving the FCI proposal. This proposal is clearly superior to the Schadens' proposal and should be accepted by the Committee promptly.

                  This offer expires at 5:00 p.m. CST on Monday, December 10, 2001. As always, we are happy to respond to any relevant questions or comments. Again, we are willing to consider alternative structures and approaches, and we reiterate our request for negotiations. Please contact me at the above number, or FCI's attorney Andre Weiss at 212-756-2431.


                                                     Very truly yours,

                                                     FAGAN CAPITAL, INC.


                                                     By: /s/ William S. Fagan
                                                         -----------------------

                                                     William S. Fagan, President






cc:    Andre Weiss         (fax)  212-593-5955
       John Moye           (fax)  303-292-4510
       Richard Plumridge   (fax)  303-410-2199
       Lexi Methvin        (fax)  303-410-2199
       Securities and Exchange Commission, Division of Corporation Finance